EXHIBIT 99.1
RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE
RADA Electronic Industries Announces
2015 First Quarter Results

Netanya, Israel, May 26,2015 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended March 31, 2015.

2015 First quarter Results

Revenues totaled $3.6 million, a 32% decrease compared to revenues of $5.3 million in the first quarter of 2014.

Gross Profit was $0.6 million, a 61% decrease when compared with gross profit of $1.6 million in the first quarter of 2014.

Operating Expenses were $1.1 million, a 6% decrease when compared with operating expenses of $1.2 million in the first quarter of 2014.

Operating loss was $0.5 million, compared with operating income of $0.5 million first quarter of 2014.

Financial Expenses totaled $330,000, a 13% increase when  compared with financial expenses of $293,000 in the first quarter of 2014.

As a result, the Company reported a net loss of $777,000, or $(0.09) per share, for the first quarter of 2015 compared with a net income of $158,000, or $0.02 per share, for the first quarter of 2014.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “The decline in revenues in the first quarter of 2015 was mainly due to request of several customers to delay deliveries of certain avionics production items. Our operating expenses remained similar to previous quarters".

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, inertial navigation systems for air and land applications and avionics systems and upgrades.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	March 31, 2015	December 31, 2014
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,880	$1,786
Restricted cash	349	349
Trade receivables (net of allowance for doubtful accounts of $ 10 and $ 24 at March 31, 2015 and at December 31, 2014 respectively)	3,467	3,455
Costs and estimated earnings in excess of billings on uncompleted contracts	2,317	2,657
Other receivables and prepaid expenses	468	428
Inventories	6,810	6,651

Total current assets	15,291	15,326

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,388	1,394

PROPERTY, PLANT AND EQUIPMENT, NET	2,912	2,790

GOODWILL	587	587

Total assets	$20,178	$20,097

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit	$2,212	$1,589
Trade payables	1,665	1,315
Convertible note and Loans from shareholders, net	8,120	8,120
Other accounts payable and accrued expenses	4,149	4,267

Total current liabilities	16,146	15,291

LONG-TERM LIABILITIES:
Accrued severance pay and other long term liability	636	634

Total long-term liabilities	636	634

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at March 31, 2015 and December 31, 2014; Issued and outstanding: 8,988,396 at March 31, 2015 and at December 31, 2014 respectively.	119	119
Additional paid-in capital	70,884	70,884
Accumulated other comprehensive income	546	536
Accumulated deficit	(68,769)	(67,992)

Total RADA shareholders’ equity	2,780	3,547
Non-controlling interest	616	625
Total equity	3,396	4,172
Total liabilities and equity	$20,178	$20,097

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three Months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		(audited)

Revenues	$3,648	$5,347	$22,481

Cost of revenues	3,013	3,733	15,944

Gross profit	635	1,614	6,537

Operating expenses:
Research and development	171	230	789
Marketing and selling	530	470	2,392
General and administrative	392	467	1,901

Total operating expenses	1,093	1,167	5,082

Operating income (loss)	(458)	447	1,455
Financial expenses, net	330	293	1,254

Net income (loss)	(788)	154	201

Less: loss attributable to Non-controlling interest	11	4	7

Net income (loss) attributable to RADA Electronic Industries’ shareholders	$(777)	$158	$208

Basic and diluted net earnings (loss) per share	$(0.09)	$0.02	$0.02

Weighted average number of Ordinary shares used for computing basic and diluted net earnings (loss) per share	8,988,396	8,918,647	8,944,803